

February 14, 2023

Jim Lee
General Counsel
Maxar Technologies Inc.
1300 West 120th Avenue
Westminster, Colorado 80234

      Re: Maxar Technologies Inc.
          Preliminary Proxy Statement on Schedule 14A
          Filed January 31, 2023
          File No. 001-38228

Dear Jim Lee:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Preliminary Proxy Statement on Schedule 14A filed on January 31, 2023

General

1. Please provide us with your analysis as to the applicability of Exchange Act Rule 13e-3 to your transaction. Your analysis should address the factors set forth in Sections 201.01 and 201.05 of the staff's Going Private Transactions, Exchange Act Rule 13e-3, and Schedule 13E-3 Compliance and Disclosure Interpretations.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Erin Donahue at 202-551-6063 or Jay Ingram at 202-551-3397 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing